Exhibit (d)(24)

Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of July 17, 2008, between

FMR Co., Inc.

and

Fidelity Management & Research (U.K.), Inc.

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LCC	Fidelity Floating Rate Central Fund	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LCC	Fidelity High Income Central Fund 1	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LCC	Fidelity High Income Central Fund 2	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LCC	Fidelity Specialized High Income Central Fund	Fixed-Income	07/17/2008

Agreed and Accepted

as of July 17, 2008

FMR Co., Inc.	Fidelity Management & Research (U.K.) Inc.

By: /s/JS Wynant By: /s/JS Wynant

Name: JS Wynant Name: JS Wynant

Title: Vice President Title: Treasurer